PRESS RELEASE

January 3, 2006
FOR IMMEDIATE RELEASE

CANADIAN ZINC CLOSES ADDITIONAL $175,000 FLOW-THROUGH FINANCING

Toronto – January 3, 2006 - Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that the previously announced non-brokered private placement financing (December 30, 2005) was increased from $500,000 to $675,000 by the issuance to MineralFields Group of an additional 205,882 Flow-Through Shares at a price of $0.85 per share.

The Company paid a finder’s fee of 6.5% in cash and issued 14,411 share purchase warrants, each exercisable to acquire one additional share at $0.85 per share for one year, in respect of the additional financing.

The total proceeds from the financing of $675,000 will be used to incur Canadian Exploration Expense and will be expended on further exploration of the Company’s Prairie Creek Project or other qualifying Canadian properties.

Following completion of the financing Canadian Zinc now has 79,808,289 shares outstanding.

MineralFields Group is a Toronto-based mining flow-through fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year.  Information about MineralFields Group is available at www.mineralfields.com.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling as currently known 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website: www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.